SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )

W. S. INDUSTRIES INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92932J 10 8

(CUSIP Number)

Mr. Robert Bell

Suite 1120, 470 Granville Street
Vancouver, British Columbia V6C 1V5 Canada
(604) 713-8010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 May 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 92932J 10 8

(1)	Names of Reporting Persons: Robert Bell
(2)	Check the Appropriate Box if a Member of a Group: (a) ¨ (b) ¨
(3)	SEC Use Only
(4)	Source of Funds: OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ¨
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 841,650
	(8)	Shared Voting Power: 2,570,019(1)
	(9)	Sole Dispositive Power: 841,650
	(10)	Shared Dispositive Power: 2,570,019(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,411,669(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ¨
(13)	Percent of Class Represented by Amount in Row (11): 9.5%
(14)	Type of Reporting Person: IN

(1) Mr. Bell is a director and officer of 0847473 B.C. Ltd., which acquired 2,570,019 shares of common stock of the issuer on May 14, 2013 pursuant to a merger of the issuer and Rio Plata Exploration Corp. as described herein. Mr. Bell disclaims control and beneficial ownership of the issuer’s shares held by 0847473 B.C. Ltd. as investment and voting control over these shares rests with the board of directors of 0847473 B.C. Ltd.

CUSIP No. 92932J 10 8

(1)	Names of Reporting Persons: 0847473 B.C. Ltd.
(2)	Check the Appropriate Box if a Member of a Group: (a) ¨ (b) ¨
(3)	SEC Use Only
(4)	Source of Funds: OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ¨
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 2,570,019
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 2,570,019
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,570,019
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ¨
(13)	Percent of Class Represented by Amount in Row (11): 7.1%
(14)	Type of Reporting Person: CO

Item 1.

Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share of W. S. Industries Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 1120, 470 Granville Street, Vancouver, British Columbia V6C 1V5 Canada.

Item 2.

Identity and Background

(a)

This statement on Schedule 13D is filed on behalf of 0847473 B.C. Ltd., a company incorporated pursuant to the laws of the Province of British Columbia, Canada, and Robert Bell, a director and officer of the Issuer and 0847473 B.C. Ltd.

0847473 B.C. Ltd is in the business of company and investor services.  Mr. Bell is a director and officer of the Issuer and 0847473 B.C. Ltd. Accordingly, Mr. Bell may be deemed to control the shares of the Issuer held by 0847473 B.C. Ltd. under applicable rules. However, Mr. Bell disclaims control and beneficial ownership of the Issuer’s shares held by 0847473 B.C. Ltd. as investment and voting control over these shares rests with the board of directors of 0847473 B.C. Ltd.

The business address of 0847473 B.C. Ltd. and Mr. Bell is Suite 1120, 470 Granville Street, Vancouver, British Columbia V6C 1V5 Canada. The name, business address, citizenship and present principal occupation or employment of each executive officer and director of 0847473 B.C. Ltd. is set forth in Schedule “A” attached hereto and incorporated herein by reference.

(b)

See (a) above.

(c)

See (a) above.

(d)

During the past five years, neither 0847473 B.C. Ltd., nor to the knowledge of the 0847473 B.C. Ltd., any of the persons listed in Schedule “A”, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, neither 0847473 B.C. Ltd., nor to the knowledge of the 0847473 B.C. Ltd., any of the persons listed in Schedule “A”, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

See (a) above.

Item 3.

Source and Amount of Funds or Other Consideration

The Issuer entered into an Agreement and Plan of Merger dated April 22, 2013 by and among the Issuer, W.S. Merger Corp., a Nevada company and a wholly owned subsidiary of the Issuer (“Merger Sub”), Rio Plata Exploration Corporation, a company organized pursuant to the laws of the Province of British Columbia, Canada (the “Corporation”), and certain holders of debt of WS Industries, pursuant to which, at the effective time of the merger on May 14, 2013, Merger Sub was merged with and into the Corporation (the “Merger”). Merger Sub remained as the surviving entity in the Merger and succeeded to all of the assets, liabilities and operations of the Corporation and the Corporation effectively became a wholly owned operating subsidiary of the Issuer. Shareholders of the Corporation exchanged their shares of the Corporation for an aggregate of 28,000,000 shares of the Issuer under the Merger, including holders of short-term debt of the Corporation that converted their debt into shares of the Corporation prior to the effective time of the Merger. Mr.  Bell and 0847473 B.C. Ltd acquired the reported shares under the Merger.

Item 4.

Purpose of Transaction

The reporting persons acquired the shares for investment purposes. Except as set forth herein, neither Mr.  Bell nor 0847473 B.C. Ltd have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

(a)

Mr.  Bell beneficially owns an aggregate of 841,650 shares of common stock of the Issuer, or approximately 2.3% of the Issuer’s outstanding common stock. 0847473 B.C. Ltd beneficially owns an aggregate of 2,570,019 shares of common stock of the Issuer, or approximately 7.1% of the Issuer’s outstanding common stock

(b)

Mr.  Bell has the sole power to vote and to dispose of the securities of the Issuer owned by him. 0847473 B.C. Ltd has the sole power to vote and to dispose of the securities of the Issuer owned by it.

(c)

Neither 0847473 B.C. Ltd nor Mr.  Bell have effected any other transactions in the Issuer’s common stock within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.

Materials to be Filed as Exhibits

Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 7, 2013

0847473 B.C. Ltd

Per: “Robert Bell”

Name: Robert Bell

Title: President

“Robert Bell”

Robert Bell

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D (including any future amendments thereto) reporting each of the undersigned’s ownership of securities of W. S. Industries Inc. and further agree to the filing of this Agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  June 7, 2013

0847473 B.C. Ltd

Per: “Robert Bell”

Name: Robert Bell

Title: President

“Robert Bell”

Robert Bell

SCHEDULE “A”

EXECUTIVE OFFICERS AND DIRECTORS OF MICRO CAP ET. AL.

The following is a list of the directors and executive officers of Micro Cap Et. Al. and sets forth the business address, present principal occupation or employment and citizenship for each such person.

Name	Business Address	Present Principal Occupation	Citizenship

Robert Bell            Suite 1120, 470 Granville Street         Director/Officer of Micro Cap        Canadian

   Vancouver, BC V6C 1V5 Canada

Richard Novis       Suite 1120, 470 Granville Street          Director/Officer of Micro Cap        Canadian

   Vancouver, BC V6C 1V5 Canada